UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________________to __________________________
Commission file number 001-6351
__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lilly Employee 401(k) Plan
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.
The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the “Plans”) are subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plans prepared in accordance with the financial reporting requirements of ERISA.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Financial Statements and Supplemental Schedules
December 31, 2015 and 2014 and for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Eli Lilly and Company

We have audited each of the accompanying statements of net assets available for benefits of The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the Plans) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the Plans for the year ended December 31, 2015. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2015 and 2014, and the changes in net assets available for benefits for the Plans for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The information in the supplemental schedules is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Indianapolis, Indiana
June 21, 2016

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2015

		The Savings Plan for Lilly Affiliate Employees in Puerto Rico (Plan No. 004)
	The Lilly Employee 401(k) Plan (Plan No. 002)

Assets
Investments:
Interest in net assets of The Lilly
Employee Savings Plan Master Trust	$5,622,785,685	$165,407,062

Receivables:
Employer contribution	8,776,030	390,973
Notes receivable from participants	34,612,352	3,227,708
	43,388,382	3,618,681

Net assets available for benefits	$5,666,174,067	$169,025,743

See accompanying notes.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2014

		The Savings Plan for Lilly Affiliate Employees in Puerto Rico (Plan No. 004)
	The Lilly Employee 401(k) Plan (Plan No. 002)

Assets
Investments:
Interest in net assets of The Lilly
Employee Savings Plan Master Trust	$5,461,863,264	$152,801,013

Receivables:
Employer contribution	8,298,151	324,662
Notes receivable from participants	35,407,612	3,065,480
	43,705,763	3,390,142

Net assets available for benefits	$5,505,569,027	$156,191,155

See accompanying notes.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2015
		The Savings Plan for Lilly Affiliate Employees in Puerto Rico (Plan No. 004)
	The Lilly Employee 401(k) Plan (Plan No. 002)

Additions:
Contributions:
Participants	$214,121,998	$6,795,630
Employer	105,779,327	4,097,415
Interest income on notes receivable from participants	1,418,110	132,243
Interest in The Lilly Employee Savings Plan
Master Trust investment income, net of
administrative fees	157,603,438	8,802,178
	478,922,873	19,827,466

Deductions:
Participant withdrawals	321,309,150	6,778,912
Administrative expenses	2,975,165	213,966
	324,284,315	6,992,878

Net increase before other changes	154,638,558	12,834,588

Transfers in (Note 9)	5,966,482	—
Net increase	160,605,040	12,834,588

Net assets available for benefits
at beginning of year	5,505,569,027	156,191,155

Net assets available for benefits
at end of year	$5,666,174,067	$169,025,743

See accompanying notes.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements
December 31, 2015

1. Description of the Plans
The accompanying financial statements comprise the employee savings plans of Eli Lilly and Company (the Company) and certain of the Company’s U.S. and Puerto Rico affiliates that participate as of the end of the stated period in The Lilly Savings Plan Master Trust (the Master Trust).
General
The Lilly Employee 401(k) Plan (Plan No. 002) (the 401(k) Plan) was established for the benefit of eligible employees of Eli Lilly and Company and participating subsidiaries and affiliated companies. The Savings Plan for Lilly Affiliate Employees in Puerto Rico (Plan No. 004) (the Puerto Rico Plan) was established for the benefit of resident eligible employees of, and certain employees within, the Commonwealth of Puerto Rico.
The following description of the 401(k) Plan and the Puerto Rico Plan (collectively, the Plans) provides only general information. Participants should refer to the applicable plan documents and the Plans’ summary plan descriptions for more complete information.
Hewitt Associates LLC is the recordkeeper of the Plans. The Company is the plan sponsor for the 401(k) Plan, and Lilly del Caribe, Inc. is the plan sponsor for the Puerto Rico Plan. The Employee Benefits Committee of the Company is the plan administrator for the Plans.
Full-time employees become eligible for participation in the Plans on the first day of employment. Seasonal, part-time, or other special-status employees must complete 1,000 hours of service within a 12-consecutive-month period to be eligible. The Plans allow for participant contributions from 1% to 50% of base compensation up to applicable regulatory limits. Participants have the option of enrolling in a program to increase their contribution rates automatically each year. Matching contributions by the Company are currently 100% of the employee contributions up to the 6% employee contribution level, subject to Internal Revenue Service (IRS) limits.
Contributions
Participants may designate that their contributions be invested in any of the investment options offered by the Plans. Participants may elect to direct or transfer their contributions to Eli Lilly and Company common stock (the Company Stock Fund). Participants are allowed to take payment of the Company Stock Fund dividends in lieu of having them reinvested in their participant accounts. Further, participants can buy and sell investments of the Company Stock Fund within the Plans and transfer money, vested or nonvested, from any of the investment options into and out of any of the other investment options, including the Company Stock Fund.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2015

Vesting
All participants are vested immediately in their own contributions. All participants with two credited years of service are vested and entitled to receive 100% of the Company’s matching contributions. Forfeitures of approximately $557,000 for the 401(k) Plan were applied to decrease the Company’s contributions during 2015 for the 401(k) Plan. Forfeitures of approximately $50,000 were applied to decrease the Company’s contributions during 2015 for the Puerto Rico Plan.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 and a maximum of the least of (1) one-half of the amount of the participant’s vested account, (2) 90% of the portion of the participant’s account balance attributable to the participant’s pretax contributions and rollover account, and (3) $50,000 (all of which are reduced by any unpaid loan balance). The loans are collateralized by the participant’s vested account and bear interest at prime plus 1%. Should the participant terminate as an employee, the balance of the outstanding loan becomes due and payable. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Termination
The Plans are subject to and are intended to comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and applicable IRS or Puerto Rico Treasury requirements. The Company has the right to terminate the Plans subject to the provisions of ERISA and the Plans as established in the applicable plan documents. In the event the Plans are terminated, each participant’s account shall be nonforfeitable with respect to both the employee’s and the Company’s contributions, and the net assets are to be set aside for payment of withdrawals by participants.
2. Significant Accounting Policies
New Accounting Pronouncements
During 2015, the Plans adopted Accounting Standards Update (ASU) Nos. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), and 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. ASU No. 2015-07 amended ASC 820, Fair Value Measurement, and removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. Parts I and II of ASU No. 2015-12 were applicable to the Plans. Part I requires that fully benefit-responsive investment contracts be recorded at contract value without presentation of fair value or the difference between fair value and contract value and reduces the related disclosures. Part II of ASU No. 2015-12 modified certain investment disclosures under ASC 820 and 962. Part II eliminates the requirements to disclose individual

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2015

investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. The Plans will continue to disaggregate investments that are measured using fair value by general type; however, the Plans are no longer required to also disaggregate investments by nature, characteristic, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. These standards were adopted retrospectively and had no impact on the Plans’ net assets available for benefits or changes in net assets available for benefits.
Investment Valuation and Income Recognition
Investments held by the Plans are stated at fair value, except for fully benefit-responsive guaranteed investment contracts, as noted below. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
The Master Trust invests in fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs), which are stated at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balances plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The accompanying financial statements have been prepared on the accrual basis of accounting.
Reclassification
Certain prior year amounts have been reclassified to conform to the current year presentation.
3. Master Trust
The Plans provide that both participant contributions and company-matching contributions be held in a trust by an independent trustee for the benefit of participating employees. During 2015 and 2014, Northern Trust Company maintained the accounting of the aggregate value of assets associated with each plan participating

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2015

in the Master Trust. The respective ownership interest of each plan is determined using a unit-valuation method.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Investment income, including net appreciation/depreciation in fair value of investments and expenses, is allocated to the participating plans based upon their pro rata share of the net assets of the Master Trust.
The Master Trust holds synthetic GICs with third-party financial service institutions. The synthetic GICs are wrap contracts paired with an underlying investment portfolio of common/collective trust funds, owned by the Plans, that invest in average-quality, intermediate-term, fixed-income securities. A synthetic GIC credits the holder’s account with a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plans on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.
The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the expected duration at the time of computation. The crediting rate is most impacted by the change in the annual effective yield-to-maturity of the underlying securities but is also affected by the differential between the contract value and the market value of the covered investments.
Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plans the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plans the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plans to the extent necessary for the Plans to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. However, such election by a contract issuer would allow for a gradual asset risk wind-down over the portfolio’s duration and would maintain contract value on the Plans.
Because the synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2015

administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.
Certain events, including (1) certain amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsors or other plan sponsor events that cause a significant withdrawal from the Plans, and (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, limit the ability of the Plans to transact at contract value with third-party financial institutions. The plan administrator believes that the occurrence of any such value event, which would limit the Plans’ ability to transact at contract value with participants, is not probable of occurring.
The synthetic GICs generally impose conditions on both the Plans and the issuer.  If an event of default, as defined, occurs and is not cured, and the Plans are unable to negotiate continuing coverage or obtain a replacement investment contract, the Plans may experience losses if the value of the Plans’ assets no longer covered by the contract is below contract value.  The combination of the default of an issuer and an inability to obtain replacement coverage could render the Plans unable to achieve their objective of maintaining a stable contract value.  The plan administrator does not believe the occurrence of any such event has occurred or is probable of occurring.

At December 31, 2015 and 2014, each Plan’s respective percentage interest in the Master Trust was as follows:

	December 31, 2015	December 31, 2014

401(k) Plan	97.14%	97.28%
Puerto Rico Plan	2.86%	2.72%

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2015

Information relating to the Master Trust’s net assets as of December 31, 2015 and 2014, and investment income for the year ended December 31, 2015, are summarized below:

	December 31, 2015	December 31, 2014
Net assets:
Investments at fair value:
Registered investment companies	$87,345,229	$73,527,909
Self-directed brokerage accounts	205,587,168	201,576,416
Eli Lilly and Company common stock	809,246,522	733,657,735
Interest in common/collective trusts	3,705,060,697	3,646,038,279
Total investments at fair value	4,807,239,616	4,654,800,339
Investments at contract value - synthetic GICs	980,953,131	959,863,938
Total Master Trust net assets	$5,788,192,747	$5,614,664,277

Year ended December 31, 2015, investment income:
Interest income, net of expenses	$8,663,544
Dividend income	33,136,468
Net appreciation (depreciation) in fair value of investments	124,605,604
Total Master Trust investment income	$166,405,616

4. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets and liabilities in active markets

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2015

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Inputs other than quoted prices that are for the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level of input that is significant to the fair value measurement in its entirety.
The following is a description of the valuation techniques and inputs used for assets measured at fair value:

•
Registered investment companies (mutual funds) - Valued at the net asset value (NAV) of shares held by the Plans at year end, as quoted in the active market, and are classified within Level 1 of the valuation hierarchy.

•
Self-directed brokerage accounts (primarily represents mutual funds) - Valued at the NAV of shares held by the Plans at year end, as quoted in the active market, and are classified within Level 1 of the valuation hierarchy.

•	Eli Lilly and Company common stock - Valued at the closing price reported on the New York Stock Exchange and is classified within Level 1 of the valuation hierarchy.

•
Interest in common/collective trusts - Represents interests in pooled investment vehicles designed primarily for collective investment of employee benefit trusts. The fair value of the investments in this category has been estimated using the NAV per unit as a practical expedient provided by the fund managers. Redemption restrictions range from 1 to 30 days, and there were no unfunded commitments in this investment category.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plans believe their valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2015 and 2014.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2015

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets carried at fair value as of December 31, 2015:

	Total	Level 1	Level 2	Level 3
Registered investment companies	$87,345,229	$87,345,229	$—	$—
Self-directed brokerage accounts	205,587,168	205,587,168	—	—
Eli Lilly and Company common stock	809,246,522	809,246,522	—	—
Total	1,102,178,919	$1,102,178,919	$—	$—
Interest in common/collective trusts, measured at NAV	3,705,060,697
Total Master Trust investments, at fair value	$4,807,239,616

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets carried at fair value as of December 31, 2014:

	Total	Level 1	Level 2	Level 3
Registered investment companies	$73,527,909	$73,527,909	$—	$—
Self-directed brokerage accounts	201,576,416	201,576,416	—	—
Eli Lilly and Company common stock	733,657,735	733,657,735	—	—
Total	1,008,762,060	$1,008,762,060	$—	$—
Interest in common/collective trusts, measured at NAV	3,646,038,279
Total Master Trust investments, at fair value	$4,654,800,339

The Plans also hold other assets not measured at fair value on a recurring basis, including employer contributions receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments. Under the fair value hierarchy, these financial instruments are valued primarily using Level 2 inputs.
5. Income Tax Status
The 401(k) Plan has received a determination letter from the IRS dated July 30, 2014, stating that the 401 (k) Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the 401(k) Plan was amended and restated. Once qualified, the 401(k) Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the 401(k) Plan, as amended and restated, is being operated in compliance with applicable requirements of the Code and, therefore, believes that the 401(k) Plan is qualified and the related trust is tax-exempt.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2015

The Puerto Rico Plan received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated February 3, 2016, confirming generally that the Puerto Rico Plan meets the qualification requirements of Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011 (the Puerto Rico Code). Once qualified, the Puerto Rico Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The plan administrator believes that the Puerto Rico Plan is being operated in compliance with applicable requirements of the Puerto Rico Code and, therefore, believes that the Puerto Rico Plan is qualified and the related trust is tax exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that the Plans are no longer subject to income tax examinations for years prior to 2012.
6. Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Transactions With Related Parties
During 2015, the 401(k) Plan received $19,388,261 in cash dividends from the Company on the common stock of the Company owned by the 401(k) Plan. During 2015, the Puerto Rico Plan received $974,622 in cash dividends from the Company on the common stock of the Company owned by the Puerto Rico Plan.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2015

8. Reconciliation of the Financial Statements to the Form 5500
The following are reconciliations of net assets available for benefits as of December 31, 2015 and 2014, and the net increase in net assets available for benefits for the year ended December 31, 2015, with the corresponding amounts in the Form 5500.

	401(k) Plan	Puerto Rico Plan
December 31, 2015
Net assets available for benefits at year end, as reported in the
accompanying financial statements	$5,666,174,067	$169,025,743
Distributions accrued on Form 5500 at year end	(1,414,949)	(44,715)
Net assets available for benefits at year end per Form 5500	$5,664,759,118	$168,981,028

	401(k) Plan	Puerto Rico Plan
December 31, 2014
Net assets available for benefits at year end, as reported in the
accompanying financial statements	$5,505,569,027	$156,191,155
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	184,457	6,699
Distributions accrued on Form 5500 at year end	(5,796,303)	(128,018)
Net assets available for benefits at year end per Form 5500	$5,499,957,181	$156,069,836

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2015

	401(k) Plan	Puerto Rico Plan
Year Ended December 31, 2015
Net increase in net assets available for benefits, as reported in
the accompanying financial statements	$160,605,040	$12,834,588
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts at December 31, 2014	(184,457)	(6,699)
Distributions accrued on Form 5500 at December 31, 2015	(1,414,949)	(44,715)
Distributions accrued on Form 5500 at December 31, 2014	5,796,303	128,018
Net increase in net assets available for benefits, as reported on the Form 5500	$164,801,937	$12,911,192

9. Transfers In
On January 1, 2015, the Company acquired from Novartis AG all of the shares of certain Novartis AG subsidiaries and assets and liabilities of other Novartis AG subsidiaries that are exclusively related to the Novartis Animal Health business.  In connection with the transaction, employees of Novartis Animal Health US, Inc. (now named Elanco US Inc.) could rollover existing Novartis 401(k) balances into The Lilly Employee 401(k) Plan.  Assets of $5,966,482 were transferred into The Lilly Employee 401(k) Plan in connection with the transaction.

Supplemental Schedules

The Lilly Employee 401(k) Plan

EIN 35-0470950 Plan No. 002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2015

Description of
Investments, Including
Maturity Date, Rate of
Identity of Issue, Borrower,	Interest, Par, or	Current
Lessor, or Similar Party	Maturity Value	Value

Notes receivable from participants*	Interest rates ranging
	from 4.15% to 10.00%	$34,612,352

*Parties in interest.

The Savings Plan for Lilly Affiliate Employees in Puerto Rico

EIN 98-0167031 Plan No. 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2015

Description of
Investments, Including
Maturity Date, Rate of
Identity of Issue, Borrower,	Interest, Par, or	Current
Lessor, or Similar Party	Maturity Value	Value

Notes receivable from participants*	Interest rates ranging
	from 4.25% to 9.50%	$3,227,708

*Parties in interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lilly Employee 401(k) Plan

Date: June 21, 2016    By: /s/ Stacey M. Roberson
Stacey M. Roberson
Employee Benefits Committee

The Savings Plan for Lilly Affiliate Employees
in Puerto Rico

Date: June 21, 2016    By: /s/ Stacey M. Roberson
Stacey M. Roberson
Employee Benefits Committee

Exhibit Index

Exhibit
Number        Description

23            Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-172422) pertaining to The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico of our report dated June 21, 2016, with respect to the financial statements and schedules of The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico included in this Annual Report (Form 11-K) for the year ended December 31, 2015.

/s/ Ernst & Young LLP
Indianapolis, Indiana
June 21, 2016